

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 12, 2013

<u>Via: E-mail</u>
Mr. Randall M. Letcavage
Principal Executive Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, California 92780

      RE: **Premier Holding Corporation**
               Form 8-K dated April 9, 2013
               Filed April 10, 2013
               File No. 000-53824

Dear Mr. Letcavage:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Dated April 9, 2013 filed on April 10, 2013</u>

<u>Item 4.01</u>

1. It appears that you filed your Item 4.01 Form 8-K as an Item 4.02 on EDGAR. In future filings, please file your Item 4 8-K using the appropriate Item Number.

2. We note that your Board of Directors approved the engagement of Anton & Chia, LLP on February 20, 2013 for the fiscal year ending December 31, 2012. However, you separately state that the prior auditor was not dismissed and the new auditor was not appointed until April 9, 2013. Please address the following:

- Please tell us what took place during this period that caused the delay in the appointment in the new auditor for the fiscal year ending December 31, 2012.

- To this regard, we note you filed on April 1, 2013 a Form 12b-25 Notification of Late Filing for your Form 10-K due to "awaiting information from outside third parties in order to complete the Form 10-K". Please confirm that the new auditor did not perform any audit work prior to April 9, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Dennis Hult, Staff Accountant at 202 551-3618 or me at 202 551-3643. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief